                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                               (Amendment No.   3   )
                                             -------

                            AVONDALE FINANCIAL CORP.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title and Class of Securities)

                                    054341102
                                    ---------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D. C. 20036
                                 (202) 775-8109
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 16, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Page 1 of 16 Pages                                      Exhibit Index at page 15

-------------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 054341102                                                                      PAGE    2     OF       16    PAGES
                                                                                                 --------    -----------
-------------------------------------------------------------------------------------------------------------------------------
1.                  NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

                    Financial Institution Partners, L.P. /  52-1899611
-------------------------------------------------------------------------------------------------------------------------------
2.                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                    (a)
                                                                                                                    (b)
-------------------------------------------------------------------------------------------------------------------------------
3.                  SOURCE OF FUNDS

                    WC   OO
-------------------------------------------------------------------------------------------------------------------------------
4.                  IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                    NO
-------------------------------------------------------------------------------------------------------------------------------
5.                  CITIZENSHIP OR PLACE OF ORIGIN

                    Organized: State of Delaware
-------------------------------------------------------------------------------------------------------------------------------
NUMBER OF           6.          SOLE VOTING POWER
SHARES
OWNED BY            -----------------------------------------------------------------------------------------------------------
EACH                7.         SHARED VOTING POWER
REPORTING
PERSON WITH                    264,338 SHARES
                    -----------------------------------------------------------------------------------------------------------
                    8.         SOLE DISPOSITIVE POWER

                    -----------------------------------------------------------------------------------------------------------
                    9.         SHARED DISPOSITIVE POWER

                               264,338 SHARES
-------------------------------------------------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10.                 264,338 SHARES
-------------------------------------------------------------------------------------------------------------------------------

                    DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

11.                 NO
-------------------------------------------------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

12.                  9.3%
-------------------------------------------------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON

13.                 PN
-------------------------------------------------------------------------------------------------------------------------------


Page 2 of 16 Pages

------------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 054341102                                                                      PAGE    3     OF    16      PAGES
                                                                                                 --------    ----------
------------------------------------------------------------------------------------------------------------------------------
1.                  NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

                    Hovde Capital, Inc. /  52-1891904
------------------------------------------------------------------------------------------------------------------------------
2.                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                    (a)
                                                                                                                    (b)
------------------------------------------------------------------------------------------------------------------------------
3.                  SOURCE OF FUNDS

                    AF
------------------------------------------------------------------------------------------------------------------------------
4.                  IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                    NO
------------------------------------------------------------------------------------------------------------------------------
5.                  CITIZENSHIP OR PLACE OF ORIGIN

                    Incorporated: State of Delaware
------------------------------------------------------------------------------------------------------------------------------
NUMBER OF           6.        SOLE VOTING POWER
SHARES
OWNED BY            -----------------------------------------------------------------------------------------------------------
EACH                7.        SHARED VOTING POWER
REPORTING
PERSON WITH                   264,338 SHARES
                    -----------------------------------------------------------------------------------------------------------
                    8.        SOLE DISPOSITIVE POWER

                    -----------------------------------------------------------------------------------------------------------
                    9.        SHARED DISPOSITIVE POWER

                              264,338 SHARES
------------------------------------------------------------------------------------------------------------------------------
10.                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    264,338 SHARES
------------------------------------------------------------------------------------------------------------------------------
11.                 DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                    NO
------------------------------------------------------------------------------------------------------------------------------
12.                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                     9.3%
-------------------------------------------------------------------------------------------------------------------------------
13.                 TYPE OF REPORTING PERSON

                    CO
------------------------------------------------------------------------------------------------------------------------------



Page 3 of 16 Pages

-------------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 054341102                                                                      PAGE    4     OF     16     PAGES
                                                                                                 --------    ----------
-------------------------------------------------------------------------------------------------------------------------------
1.                  NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

                    Eric D. Hovde /  ###-##-####
-------------------------------------------------------------------------------------------------------------------------------
2.                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                    (a)
                                                                                                                    (b)
-------------------------------------------------------------------------------------------------------------------------------
3.                  SOURCE OF FUNDS

                    N/A
-------------------------------------------------------------------------------------------------------------------------------
4.                  IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                    NO
-------------------------------------------------------------------------------------------------------------------------------
5.                  CITIZENSHIP OR PLACE OF ORIGIN

                    U.S.
-------------------------------------------------------------------------------------------------------------------------------
NUMBER OF           6.         SOLE VOTING POWER
SHARES                         0 SHARES
OWNED BY            -----------------------------------------------------------------------------------------------------------
EACH                7.         SHARED VOTING POWER
REPORTING
PERSON WITH(1)                 264,338 SHARES
                    -----------------------------------------------------------------------------------------------------------
                    8.         SOLE DISPOSITIVE POWER

                               0 SHARES
                    -----------------------------------------------------------------------------------------------------------
                    9.         SHARED DISPOSITIVE POWER

                               264,338 SHARES
-------------------------------------------------------------------------------------------------------------------------------
10.                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    264,338 SHARES
-------------------------------------------------------------------------------------------------------------------------------
11.                 DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                    NO
-------------------------------------------------------------------------------------------------------------------------------
12.                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                    9.3%
-------------------------------------------------------------------------------------------------------------------------------
13.                 TYPE OF REPORTING PERSON

                    IN OO
-------------------------------------------------------------------------------------------------------------------------------



--------

(1) The 264,338 Shares beneficially owned are as controlling shareholder/director of Hovde Capital, Inc.

Page 4 of 16 Pages

-------------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 054341102                                                                      PAGE    5     OF    16     PAGES
                                                                                                 --------    ---------
-------------------------------------------------------------------------------------------------------------------------------
1.                  NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

                    Steven D. Hovde/ ###-##-####
-------------------------------------------------------------------------------------------------------------------------------
2.                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                    (a)
                                                                                                                    (b)
-------------------------------------------------------------------------------------------------------------------------------
3.                  SOURCE OF FUNDS
                    PF OO
-------------------------------------------------------------------------------------------------------------------------------
4.                  IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                    NO
-------------------------------------------------------------------------------------------------------------------------------
5.                  CITIZENSHIP OR PLACE OF ORIGIN

-------------------------------------------------------------------------------------------------------------------------------
NUMBER OF           6.         SOLE VOTING POWER
SHARES                         18,400 SHARES
OWNED BY            -----------------------------------------------------------------------------------------------------------
EACH                7.         SHARED VOTING POWER
REPORTING
PERSON WITH(2)                 264,338 SHARES
                    -----------------------------------------------------------------------------------------------------------
                    8.         SOLE DISPOSITIVE POWER

                               18,400 SHARES
                    -----------------------------------------------------------------------------------------------------------
                    9.         SHARED DISPOSITIVE POWER

                               264,338 SHARES
-------------------------------------------------------------------------------------------------------------------------------
10.                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    282,738 SHARES
-------------------------------------------------------------------------------------------------------------------------------
11.                 DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                    NO
-------------------------------------------------------------------------------------------------------------------------------
12.                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                    9.9%
-------------------------------------------------------------------------------------------------------------------------------
13.                 TYPE OF REPORTING PERSON

                    OO
-------------------------------------------------------------------------------------------------------------------------------


--------

(2) Of the 282,738 Shares beneficially owned by Steven D. Hovde, 264,338 of the Shares beneficially owned are as controlling shareholder/director of Hovde Capital, Inc. and 18,400 of the Shares beneficially owned are held directly.

Page 5 of 16 Pages

ITEM 1.  SECURITY AND ISSUER

            The class of security to which this statement relates is the common stock, par value $0.01 per share (the "Shares"), of Avondale Financial Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 20 North Clark Street, Chicago, Illinois 60602.

ITEM 2.  IDENTITY AND BACKGROUND

            The persons filing this statement are Financial Institution Partners, L.P. (the "Limited Partnership"), Hovde Capital, Inc., Eric D. Hovde and Steven D. Hovde, who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware corporation, is the general partner (the "General Partner") of the Limited Partnership. Both Eric D. Hovde and Steven D. Hovde are controlling shareholders of Hovde Capital, Inc.

            Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner who are Reporting Persons. The General Partner controls the Limited Partnership.

            None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

            The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.


Page 6 of 16 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

            The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

            (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

            (b) None.

            (c) None.

            (d) None.

            (e) None.

            (f) None.

            (g) None.

            (h) None.

            (i) None.

            (j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of February 18, 1999, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 2,855,942 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the General Partner acting through its chief executive officer or president. As such, the Limited Partnership and the General Partner share voting and investment power with respect to the Shares. Neither the General Partner, its executive officers, directors or controlling persons beneficially owns any Shares personally or otherwise, except for the



Page 7 of 16 Pages

Shares beneficially owned by Steven D. Hovde.

            (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of February 18, 1999, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

            (d) None.

            (e) None.

            Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit A -             Consent Agreement pursuant to 17 C.F.R.
                        Section 13d-1(f)(1)
Exhibit B -             [OMITTED - - FILED PURSUANT TO REQUEST FOR
                        CONFIDENTIAL TREATMENT (Incorporated by reference to
                        Amendment No. 1, filed with the Securities and Exchange
                        Commission (the "Commission") on November 30, 1998)]
Exhibit C -             Customer Agreement between NationsBanc Montgomery
                        Securities and Financial Institution Partners, L.P.
                        (Incorporated by reference to Amendment No. 1, filed
                        with the Commission on November 30, 1998)
Exhibit D -             Prime Broker Agreement between NationsBanc Montgomery
                        Securities and Financial Institution Partners, L.P.
                        (Incorporated by reference to Amendment No. 1, filed
                        with the Commission on November 30, 1998)
Exhibit E -             Partnership Agreement between NationsBanc Montgomery
                        Securities and Financial Institution Partners, L.P.
                        (Incorporated by reference to Amendment No. 1, filed
                        with the Commission on November 30, 1998)
Exhibit F -             Customer Agreement between NationsBanc Montgomery
                        Securities and Eric D. Hovde (Incorporated by reference
                        to Amendment No. 1, filed  with the Commission on
                        November 30, 1998)
Exhibit G -             Prime Broker Agreement between NationsBanc Montgomery
                        Securities and Eric D. Hovde (Incorporated by reference
                        to Amendment No. 1, filed  with the Commission on
                        November 30, 1998)
Exhibit H -             Customer Agreement between NationsBanc Montgomery
                        Securities and Steven D. Hovde. (Incorporated by
                        reference to Amendment No. 1, filed  with the Commission
                        on November 30, 1998)
Exhibit I -             Prime Broker Agreement between NationsBanc Montgomery
                        Securities and Steven D. Hovde. (Incorporated by reference to Amendment No. 1, filed with the Commission on November 30, 1998)


Page 8 of 16 Pages

                                   Signatures


            After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                               FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                               By:               /s/ Eric D. Hovde
                                     -----------------------------------------
                                     Eric D. Hovde
                               Its:  President

                               HOVDE CAPITAL, INC.

                               By:               /s/ Eric D. Hovde
                                     -----------------------------------------
                                     Eric D. Hovde
                               Its:  President

                               ERIC D. HOVDE

                                           /s/ Eric D. Hovde
                               -----------------------------------------------

                               STEVEN D. HOVDE

                                           /s/ Steven D. Hovde
                               -----------------------------------------------


Dated:      2/18/1999
            ---------

Page 9 of 16 Pages

                                   SCHEDULE 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                                PRINCIPAL BUSINESS AND
                                                ADDRESS OF PRINCIPAL BUSINESS
            NAME                                OR PRINCIPAL OFFICE
            ----                                -------------------------------

Financial Institution Partners, L.P.            Limited partnership formed to make
                                                investments primarily in equity
                                                securities of financial institutions.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized: State of Delaware

Hovde Capital, Inc.                             Corporation formed to serve as the
                                                general partner of Financial
                                                Institution Partners, L.P.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Incorporated: State of Delaware

Eric D. Hovde                                   Investment banker
                                                Hovde Financial, Inc.
                                                1826 Jefferson Place, N.W.
                                                Washington, D.C.  20036

Steven D. Hovde                                 Investment banker
                                                Hovde Financial, Inc.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067


Page 10 of 16 Pages

    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                    PERSONS


NAME                                PRINCIPAL OCCUPATION
ADDRESS                             BUSINESS ADDRESS                            CITIZENSHIP
-------                             ----------------                            -----------

Steven D. Hovde(3)                  Investment banker                           U.S.
1629 Colonial Parkway               Hovde Financial, Inc.
Inverness, Illinois 60067           1629 Colonial Parkway
                                    Inverness, Illinois 60067
                                    Investment banking firm

Eric D. Hovde(4)                    Investment banker                           U.S.
1826 Jefferson Place, NW            Hovde Financial, Inc.
Washington, D.C. 20036              1826 Jefferson Place, NW
                                    Washington, D.C. 20036
                                    Investment banking firm

--------

(3) Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman, CEO of Hovde Capital, Inc.

(4) Eric D. Hovde is affiliated with the following Reporting Persons: President of Hovde Capital, Inc.


Page 11 of 16 Pages

                                   SCHEDULE 2

            The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                                AMOUNT
                                                ORIGINALLY
                        TOTAL                   FINANCED/               SOURCE OF
NAME                    CONSIDERATION           CURRENT BALANCE         FUNDS
-----------------------------------------------------------------------------------------------------
Financial               $3,562,947.19           $1,247,031.52/          Working Capital/
Institution                                     $2,315,915.67           Margin Account*
Partners, L.P.

Hovde Capital,          $3,562,947.19           $1,247,031.52/          Working Capital/
Inc.                                            $2,315,915.67           Margin Account of
                                                                        Affiliate*

Steven D. Hovde         $287,500.00             $100,625.00/            Working Capital/
                                                $186,875.00             Margin Account **




---------------

* $2,315,915.67 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

** $186,875.00 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

                                   SCHEDULE 3

            The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                                 APPROXIMATE
NAME                             NUMBER OF SHARES                PERCENTAGE
----                             ----------------                -------------
Financial Institution            264,338                         9.3%
Partners, L.P.

Hovde Capital, Inc.              264,338                         9.3%

Steven D. Hovde                  18,400                          0.6%
-------------------------------------------------------------------------------
Aggregate Shares Held by         282,738                         9.9%
Reporting Persons

                                   SCHEDULE 4


The Reporting Persons had effected the following transactions in the Shares within sixty (60) days of February 18, 1999:

--------------------------------------------------------------------------------------------------
                     Transaction     Number of        Transaction      Transaction
                     Date            Shares           Price            Type               Broker
--------------------------------------------------------------------------------------------------
Financial            2/16/99         39,032          $14.50            Sell              ABN Amro
Institution        -------------------------------------------------------------------------------
Partners, L.P.       2/12/99         700             $14.50            Sell              Bloomberg
                                                                                         Trade Book

--------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
                     Transaction     Number of        Transaction      Transaction
                     Date            Shares           Price            Type              Broker
---------------------------------------------------------------------------------------------------
Eric D.              2/16/99         7,500           $14.50            Sell              ABN
Hovde                                                                                    Amro
---------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX

                                                                                          Page
Exhibit A-              Consent Agreement to 17 C.F.R. Section 13d-1(f)(1)                16

Exhibit B -             [OMITTED - - FILED PURSUANT TO REQUEST
                        FOR CONFIDENTIAL TREATMENT] (Incorporated
                        by reference to Amendment No. 1, filed with the
                        Commission on November 30, 1998)](5)

Exhibit C -             Customer Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners, L.P. (Incorporated by reference to Amendment
                        No. 1, filed with the Commission on November 30, 1998)

Exhibit D -             Prime Broker Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners, L.P. (Incorporated by reference to Amendment
                        No. 1, filed with the Commission on November 30, 1998)

Exhibit E -             Partnership Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners, L.P. (Incorporated by reference to Amendment
                        No. 1, filed with the Commission on November 30, 1998)

Exhibit F -             Customer Agreement between NationsBanc
                        Montgomery Securities and Eric D. Hovde (Incorporated
                        by reference to Amendment No. 1, filed with the
                        Commission on November 30, 1998)

Exhibit G -             Prime Broker Agreement between NationsBanc
                        Montgomery Securities and Eric D. Hovde (Incorporated
                        by reference to Amendment No. 1, filed with the
                        Commission on November 30, 1998)

Exhibit H -             Customer Agreement between NationsBanc
                        Montgomery Securities and Steven D. Hovde (Incorporated
                        by reference to Amendment No. 1, filed with the
                        Commission on November 30, 1998)

Exhibit I -             Prime Broker Agreement between NationsBanc
                        Montgomery Securities and Steven D. Hovde (Incorporated
                        by reference to Amendment No. 1, filed with the
                        Commission on November 30, 1998)


--------

(5) Portions of Exhibit 5 have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.

                                                                       EXHIBIT A
           Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)

            Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

                                 FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                                 By:            /s/ Eric D. Hovde
                                        ---------------------------------------
                                        Eric D. Hovde
                                 Its:   President

                                 HOVDE CAPITAL, INC.

                                 By:    /s/ Eric D. Hovde
                                        ---------------------------------------
                                        Eric D. Hovde
                                 Its:   President

                                 ERIC D. HOVDE

                                             /s/ Eric D. Hovde
                                 ----------------------------------------------

                                 STEVEN D. HOVDE

                                             /s/ Steven D. Hovde
                                 ----------------------------------------------



Dated:      2/18/1999
            ---------




Page 16 of 16 Pages